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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                        Commission File Number 333-101591


                          GERDAU AMERISTEEL CORPORATION


                              5100 W. Lemon Street
                                   Suite 3100
                                 Tampa, Florida
                                      33609


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [ ]         Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]         No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                  EXHIBIT LIST

     Exhibit        Description
     -------        -----------
       99.1         Material Change Report dated September 14, 2004


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    September 17, 2004


                                        GERDAU AMERISTEEL CORPORATION


                                        By:  /s/ Tom J. Landa
                                             -----------------------------------
                                        Name:  Tom J. Landa
                                        Title: Vice-President, Finance, Chief
                                               Financial Officer and Secretary